

07006047

UNITED STATES
RITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17 A-5
PART III

SEC FILE NUMBER
8-50386

SEC MAIL PROCESSING RECEIVED MAR 0 1 2007 WASH, D.C. 210 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: American Securities Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

400 South Dixie Highway, Suite 220
(No. and Street)

Boca Raton	Florida	33432
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Perkins, President — (561) 362-4343
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kaufman Rossin & Co., P.A.
(Name - *if individual, state last, first, middle name*)

2699 S. Bayshore Drive	Miami	Florida	33133
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in the United States or any of its possessions

PROCESSED APR 1 1 2007 THOMSON FINANCIAL

PROCESSED APR 1 1 2007 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17 a-5(e) (2)

Potential persons who are to respond to the collection of information Contained in this form are not required to respond unless the form Displays a currently valid OMB control number

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Paul Perkins, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of ____________________, as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No exceptions


D. KRADIN
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(Signature)

President

(Title)

(Notary Public)

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (Cash Flows)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditors' report on internal control required by CFTC Regulation 1.16 and SEC Rule 17a-5.

** *For conditions of confidential treatment of certain portions of this filing. See section 240.17a-5(e)(3).*

A report containing a statement of financial condition has been included; accordingly it is requested that this report be given confidential treatment.

CONTENTS

INDEPENDENT AUDITORS' REPORT

To the Stockholder
American Securities Group, Inc.
Boca Raton, Florida

We have audited the accompanying statement of financial condition of American Securities Group, Inc. as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 and Regulation 1.16 under the Commodity Exchange Act (CEAct). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

KAUFMAN ROSSIN & CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Securities Group, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information on pages 11 and 12 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934 and regulations under the CEAct. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Miami, Florida
February 27, 2007

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2006

ASSETS		
CASH AND CASH EQUIVALENTS	$	119,561
RECEIVABLE FROM BROKERS (NOTE 3)		241,950
PROPERTY AND EQUIPMENT, NET (NOTE 4)		9,723
OTHER ASSETS (NOTE 5)		19,939
	$	391,173

LIABILITIES AND STOCKHOLDER'S EQUITY		
LIABILITIES		
Accounts payable and accrued liabilities	$	232,349
STOCKHOLDER'S EQUITY		158,824
	$	391,173

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2006

REVENUES		
Advisory fees	$	12,850,259
Commissions		1,689,881
Interest and dividends		249,592
Other		47,425
Total revenues		14,837,157
EXPENSES		
Advisory fees and commissions		12,750,333
Depreciation		3,291
Insurance		194,385
Licenses and permits		154,414
Management fees (Note 5)		18,000
Other general and administrative		202,512
Professional fees		49,611
Rent (Note 5)		78,000
Salaries and related		1,120,046
Total expenses		14,570,592
INCOME BEFORE INCOME TAXES		266,565
INCOME TAXES (NOTE 5)		101,423
NET INCOME	$	165,142

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2006

	Common Stock, no par value: 1,500 shares authorized, issued and outstanding	Additional Paid-in Capital	Retained Earnings / (Accumulated Deficit)	Total
Balances - December 31, 2005	$ 338,867	$ 615,000	$ 265,594	$ 1,219,461
Dividends	-	-	(1,225,779)	(1,225,779)
Net income	-	-	165,142	165,142
Balances - December 31, 2006	**$ 338,867**	**$ 615,000**	**$(795,043)**	**$ 158,824**

See accompanying notes.

AMERICAN SECURITIES GROUP, INC.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$	165,142
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		3,291
Changes in operating assets and liabilities:		
Receivable from brokers	(	31,963)
Other assets		10,303
Accounts payable and accrued liabilities		76,199
Total adjustments		57,830
Net cash provided by operating activities		222,972
CASH FLOWS FROM INVESTING ACTIVITIES:		
Capital expenditures	(	13,014)
Advances to parent	(	460,346)
Net cash used in investing activities	(	473,360)
NET INCREASE IN CASH AND CASH EQUIVALENTS	(	250,388)
CASH AND CASH EQUIVALENTS - BEGINNING		369,949
CASH AND CASH EQUIVALENTS - ENDING	$	119,561
Supplemental Disclosure of Cash Flow Information:		
Interest paid	$	-
Income taxes paid	$	-

Supplemental Disclosure of Non-Cash Investing and Financing Activities:

Effective December 31, 2006, the Company distributed $1,225,779 to its Parent.

See accompanying notes.

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business and Organization

American Securities Group, Inc. (the Company) was incorporated on May 26, 1999 and effective January 3, 2000 became a wholly-owned subsidiary of Invest Holdings, Inc. (the Parent). The Company is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, the National Futures Association and the Municipal Securities Rulemaking Board. The Company's revenues are principally derived from investment advisor services, and to a lesser degree, the Company acts in an agency capacity, buying and selling securities for its customers and charging a commission.

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the requirements of these organizations.

Cash and Cash Equivalents

The Company considers all highly liquid investments having maturities of three months or less at the date of acquisition to be cash equivalents. The Company may, during the ordinary course of business, maintain account balances with banks in excess of federally insured limits.

Property and Equipment

Property and equipment is recorded at cost. Expenditures for major betterments and additions are charged to the asset accounts, while replacements, maintenance and repairs which do not improve or extend the lives of the respective assets are charged to expense currently.

Securities Transactions

Securities transactions, along with related commission income and clearing costs, are reported on a trade date basis.

Goodwill

In connection with a business purchase during the year ended December 31, 2000, the Company recorded goodwill of $25,000. As required by Statement of Financial Accounting Standards No. 142, the Company ceased amortizing the goodwill effective January 1, 2002. As of December 31, 2006, the Company has goodwill, net of accumulated amortization, totaling $18,333. This amount is included in other assets in the accompanying statement of financial condition.

Revenue Recognition

Investment advisory fees are recognized as the services are provided and collection is reasonably assured and are specific to each customer, as defined in the individual investment advisory agreements. These fees are based upon the market values of customer accounts.

Income Taxes

The Company is part of a consolidated group for federal income tax purposes. Federal and state income taxes are calculated as if the Company filed on a separate return basis. The Parent is responsible for the payment of income taxes, and the Company's calculated portion of these taxes (expense) is accounted for as a related party transaction.

The Company accounts for income taxes according to Statement of Financial Accounting Standards No. 109, which requires a liability approach to calculating deferred income taxes. Under this method, the Company records deferred taxes based on temporary differences between the tax bases of the Company's assets and liabilities and their financial reporting bases. For the year ended December 31, 2006, there are no material differences and no deferred assets or liabilities. For the year ended December 31, 2006, the Company recorded income tax expense and a related income tax payable to the Parent, totaling $101,423.

Employee Benefit Plan

Effective January 1, 2006 the Company adopted a Simple IRA Plan covering substantially all of its employees. Under the plan, the Company matches 100% of each participant's contribution, limited to 3% of compensation. Total expenses associated with this plan amounted to $11,156 in 2006.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2. NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule of the Securities and Exchange Commission, which requires that "Net Capital", as defined, shall be at least the greater of $50,000 or 6 2/3% of "Aggregate Indebtedness", as defined. At December 31, 2006, the Company's "Net Capital" was $122,590 which exceeded the requirements by $72,590. The ratio of "Aggregate Indebtedness" to "Net Capital" was 1.90 to 1 at December 31, 2006.

NOTE 3. RISK CONCENTRATIONS

Clearing and Depository Operations

The clearing and depository operations for the Company's securities transactions are provided by three brokerage firms, whose principal offices are in the United States of America. At December 31, 2006, the amount receivable from brokers, as reflected in the accompanying statement of financial condition, is due from these brokers.

Other Risk Concentrations

In the normal course of business, the Company's customer activities involve the execution, settlement, and financing of various customer securities transactions. These activities may expose the Company to off-balance-sheet risk in the event the customer or other broker is unable to fulfill its contracted obligations and the Company has to purchase or sell the financial instrument underlying the contract at a loss.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, the Company extends credit to its customers, subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Company executes customer transactions involving the sale of securities not yet purchased, substantially all of which are transacted on a margin basis subject to individual exchange regulations. Such transactions may expose the Company to significant off-balance-sheet risk in the event margin requirements are not sufficient to fully cover losses that customers may incur. In the event a customer fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices to fulfill the customer's obligations. The Company seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company monitors required margin levels daily and, pursuant to such guidelines, requires the customer to deposit additional collateral or to reduce positions when necessary.

NOTE 4. PROPERTY AND EQUIPMENT

Property and equipment consists of the following:

Computers and equipment	$	13,014
Less accumulated depreciation	(	3,291)
	$	9,723

Depreciation expense for the year ended December 31, 2006 amounted to $3,291.

NOTE 5. RELATED PARTIES

Investment

At December 31, 2006, the Company owned 50% of the Class A Membership units and approximately 24% of the Class B Membership units in Open Finance Network, LLC (OFN). The Company is one of two Class A members. The other member is PhoenixBay, Inc. (PB). PB owned 50% of the Class A Membership units and approximately 76% of the Class B Membership units. The Class A Membership units have voting rights while the Class B Membership units do not have voting rights, but rather are used to allocate income or loss. OFN was created to develop and market a turn-key asset management program for use by independent wealth managers, financial advisors, and independent broker-dealers in the management of their businesses and client assets. The investment is recorded on the equity method, as the Company can exercise significant influence but does not control OFN. Under this method, the investment is recorded at cost and increased or decreased by the Company's share of earnings and losses in OFN, less distributions made by OFN, if any.

For the year ended December 31, 2006, OFN sustained a loss of $1,275,543. The Company was allocated $500, its remaining capital balance, of the net loss in OFN, as the Membership agreement limits their loss to the capital balance and there is no obligation to fund losses in excess of their investments. The remainder of the loss was allocated to PB's capital balance. The Membership agreement contains provisions for PB's capital balance, in their Class B Membership units, to be restored to its contributed amount, prior to any allocation of income to the Company's capital balance in their Class B Membership units.

During the year ended December 31, 2006, the Company made a $1,000 non-interest bearing short term advance to OFN. This amount is included in other assets in the accompanying statement of financial condition.

NOTE 5. RELATED PARTIES (Continued)

Management Fees, Rent and Income Taxes

The Company receives management and administrative services from its Parent. In this regard, the Parent incurs operating expenses for the Company in consideration of a management fee. For the year ended December 31, 2006, the Company incurred $18,000 for the use of the Parent's technology, property and equipment and $78,000 for rent. In addition, the Company recorded income tax expense, payable to the Parent, totaling $101,423.

Advances

During the year ended December 31, 2006, the Company made non-interest bearing advances to its Parent. At December 31, 2006, the net amount due from the Parent relating to advances offset by reimbursement of expenses, discussed above, totaled $1,225,779. Effective December 31, 2006, the Company distributed the balance due from the Parent to the Parent.

Boca Raton Partners, LLC

During 2004, the Company adopted Financial Accounting Standards Board Interpretation No. 46 (Revised), "Consolidation of Variable Interest Entities". This interpretation establishes criteria to identify variable interest entities (VIE) and the primary beneficiary of such entities. During the year ended December 31, 2004, the Parent created a wholly-owned subsidiary, Boca Raton Partners, LLC (BRP) whose membership interests were distributed to shareholders of the Parent ratably in identical proportion to each shareholders interest in the Parent as of April 30, 2004. The purpose of this entity is to hold a commercial office building for either rental or sale. The Parent has entered into a lease agreement with BRP to lease the office facility for $1,500 a month. Also, the Company entered into a sublease agreement with the Parent to lease approximately 50% of the office facility for $10,000 a month. Both leases are cancelable with a 30 day notice. Management believes that other vendors could provide similar office space with comparable terms. Management determined that BRP is a VIE, however, the Company is not the primary beneficiary and accordingly, consolidation is not applicable.

SUPPLEMENTARY INFORMATION

AMERICAN SECURITIES GROUP, INC.
COMPUTATION OF NET CAPITAL PER UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION TO COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5, PART IIA FILING
DECEMBER 31, 2006

CREDITS		
Stockholder's Equity	$	158,824
DEBITS		
Other Assets		19,939
Non allowable portion of receivable from brokers		3,868
Property and Equipment		9,723
Total debits		33,530
NET CAPITAL BEFORE HAIRCUTS ON MONEY MARKET FUNDS		125,294
HAIRCUTS ON MONEY MARKET FUNDS		2,704
NET CAPITAL		122,590
MINIMUM NET CAPITAL REQUIREMENT - GREATER OF $50,000 OR 6 2/3% OF AGGREGATE INDEBTEDNESS OF $232,349		50,000
EXCESS NET CAPITAL	$	72,590
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		1.90 to 1
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued liabilities	$	232,349
Total aggregate indebtedness	$	232,349
RECONCILIATION WITH COMPANY'S COMPUTATION IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2006		
Net capital as reported in Company's Part IIA (unaudited) Focus report	$	122,590
Dividend declared after Focus report filed	(	1,225,779)
Decrease in non-allowable assets (related to dividend declared)		1,225,779
Net capital per above	$	122,590

See independent auditors' report.

AMERICAN SECURITIES GROUP, INC.

STATEMENT ON EXEMPTION FROM THE COMPUTATION OF
RESERVE REQUIREMENTS AND INFORMATION FOR POSSESSION OR
CONTROL REQUIREMENTS UNDER RULE 15c3-3
DECEMBER 31, 2006

In accordance with the exemptive provisions of SEC Rule 15c3-3. specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.

See independent auditors' report.

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3 AND CFTC REGULATION 1.16

To the Stockholder
American Securities Group, Inc.
Boca Raton, Florida

In planning and performing our audit of the financial statements and supplementary information of American Securities Group, Inc. for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.


KAUFMAN
ROSSIN &
CO. PROFESSIONAL ASSOCIATION
CERTIFIED PUBLIC ACCOUNTANTS

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17-a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

In addition, as required by Regulation 1.16 under the Commodity Exchange Act (CEAct), we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Regulation 1.16, in making the periodic computations of minimum financial requirements pursuant to Regulation 1.17.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's and the Commodity Futures Trading Commission's (CFTC) above-mentioned objectives. Two of the objectives of internal control and the practices and

procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) and Regulation 1.16(d)(2) list additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a control deficiency (defined as a condition that exists when the design or operation of one or more controls does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis), or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a material misstatement of the entity's financial statements will not be prevented or detected. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC and CFTC to be adequate for their purposes in accordance with the Securities Exchange Act of 1934, the CEAct, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's and CFTC's objectives.

This report is intended solely for the use of management, the SEC, the CFTC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and/or Regulation 1.16 under the CEAct in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.



Miami, Florida
February 27, 2007

END